Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES FILING OF THE 2014 ANNUAL REPORT ON FORM 20-F

Medellín, Colombia, April 27, 2015

Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2014 with the U.S. Securities and Exchange Commission (the “SEC”).

The annual report can be downloaded from the SEC website at:

http://www.sec.gov/cgi-bin/browse-edgar?CIK=cib&Find=Search&owner=exclude&action=getcompany

It can also be downloaded from Bancolombia's website at www.grupobancolombia.com

If you need a hard copy of our 20-F form you can request it through our e-mail investorrelations@bancolombia.com

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837